UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 24)*
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            SCAILEX CORPORATION LTD.
                                (Name of Issuer)

             ORDINARY SHARES, NIS 0.12 NOMINAL (PAR) VALUE PER SHARE
                         (Title of Class of Securities)

                                    809090103
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 10, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809090103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
     Tao Tsuot Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     Not applicable.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):         [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER:
                             -0-
                        --------------------------------------------------------
   NUMBER OF            8    SHARED VOTING POWER:
    SHARES                   8,974,198 ordinary shares*
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             9    SOLE DISPOSITIVE POWER:
EACH REPORTING               -0-
  PERSON WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER:
                             8,974,198 ordinary shares*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     8,974,198 ordinary shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     23.51%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

----------

* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of 8,974,198 ordinary shares of the Issuer. Tao Tsuot Ltd. directly holds 8,974,198 ordinary shares of the Issuer. Mr. Ben Dov beneficially owns 83.27% of the shares of Tao Tsuot Ltd., of which 73.56% are held of record by Mr. Ben Dov and 9.71% are held of record by Harmony (Ben Dov) Ltd., a company wholly-owned by Mr. Ben Dov. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 8,974,198 ordinary shares of the Issuer held of record by Tao Tsuot Ltd.

CUSIP No. 809090103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
     Harmony (Ben Dov) Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     Not applicable.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):         [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER:
                             0
                        --------------------------------------------------------
   NUMBER OF            8    SHARED VOTING POWER:
    SHARES                   9,091,260 ordinary shares*
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             9    SOLE DISPOSITIVE POWER:
EACH REPORTING               0
  PERSON WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER:
                             9,091,260 ordinary shares*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     9,091,260 ordinary shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     23.81%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

----------

* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of 8,974,198 ordinary shares of the Issuer. Tao Tsuot Ltd. directly holds 8,974,198 ordinary shares of the Issuer. Mr. Ben Dov beneficially owns 83.27% of the shares of Tao Tsuot Ltd., of which 73.56% are held of record by Mr. Ben Dov and 9.71% are held of record by Harmony (Ben Dov) Ltd., a company wholly-owned by Mr. Ben Dov. In addition, Harmony (Ben Dov) Ltd. directly holds 117,062 ordinary shares of the Issuer. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the aggregate 9,091,260 ordinary shares of the Issuer held of record by Tao Tsuot Ltd. and Harmony (Ben Dov) Ltd.

CUSIP No. 809090103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
     Suny Electronics Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     Not applicable.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):         [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER:
                             -0-
                        --------------------------------------------------------
   NUMBER OF            8    SHARED VOTING POWER:
    SHARES                   4,882,956 ordinary shares*
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             9    SOLE DISPOSITIVE POWER:
EACH REPORTING               -0-
  PERSON WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER:
                             4,882,956  ordinary shares*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     4,882,956  ordinary shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     12.79%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

----------

* Mr. Ben Dov, E. Ben - Dov Investments Ltd. and Suny Electronics Ltd. are the beneficial owners of4,882,956 ordinary shares of the Issuer. Suny Electronics Ltd. directly holds 4,882,956 ordinary shares of the Issuer. E. Ben-Dov Investments Ltd., a company wholly-owned by Mr. Ben Dov, owns 68.59% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 4,882,956 ordinary shares of the Issuer held of record by Suny Electronics Ltd.

CUSIP No. 809090103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
     E. Ben-Dov Investments Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     Not applicable.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):         [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER:
                             0
                        --------------------------------------------------------
   NUMBER OF            8    SHARED VOTING POWER:
    SHARES                   4,882,956 ordinary shares*
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             9    SOLE DISPOSITIVE POWER:
EACH REPORTING               0
  PERSON WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER:
                             4,882,956 ordinary shares*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     4,882,956  ordinary shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     12.79%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

----------

* Mr. Ben Dov, E. Ben-Dov Investments Ltd. and Suny Electronics Ltd. are the beneficial owners of 4,882,956ordinary shares of the Issuer. Suny Electronics Ltd. directly holds 4,882,956 ordinary shares of the Issuer. E. Ben-Dov Investments Ltd., a company wholly-owned by Mr. Ben Dov, owns 68.59% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 4,882,956 ordinary shares of the Issuer held of record by Suny Electronics Ltd.

CUSIP No. 809090103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
     Ilan Ben Dov
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     Not applicable.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):         [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER:
                             0
                        --------------------------------------------------------
   NUMBER OF            8    SHARED VOTING POWER:
    SHARES                   13,974,216 ordinary shares*
 BENEFICIALLY           --------------------------------------------------------
   OWNED BY             9    SOLE DISPOSITIVE POWER:
EACH REPORTING               -0-
  PERSON WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER:
                             13,974,216 ordinary shares*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     13,974,216 ordinary shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     36.60%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     IN
--------------------------------------------------------------------------------

----------

* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of 8,974,198 ordinary shares of the Issuer that are directly held by Tao Tsuot Ltd. Mr. Ben Dov, directly and through Harmony (Ben Dov) Ltd., beneficially owns 83.27% of the shares of Tao Tsuot Ltd. Mr. Ben Dov and Harmony (Ben Dov) Ltd. are the beneficial owners of 117,062 ordinary shares of the Issuer that are directly held by Harmony (Ben Dov) Ltd., a company wholly-owned by Mr. Ben Dov. Mr. Ben Dov, E. Ben-Dov Investments Ltd. and Suny Electronics Ltd. are the beneficial owners of 4,882,956 ordinary shares of the Issuer that are directly held by Suny Electronics Ltd. E. Ben-Dov Investments Ltd., a company wholly-owned by Mr. Ben Dov, owns 68.59% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the aggregate 13,974,216 ordinary shares of the Issuer held of record by Tao Tsuot Ltd., Harmony (Ben Dov) Ltd. and Suny Electronics Ltd.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 24 to the Statement on Schedule 13D dated July 22, 2004, as last amended on March 3, 2008, is being filed to report an agreement between Suny Electronics Ltd. ("Suny") and Israel Petrochemical Enterprises Ltd. ("IPE") and Petrochemical Holdings Ltd. ("PH") for the sale of 19,112,255 of the ordinary shares, nominal par value NIS 0.12 per share, (the "Ordinary Shares") of Scailex Corporation Ltd. (the "Issuer") to Suny by IPE and PH, subject to certain conditions precedent. According to the most recent Annual Report on Form 20-F of the Issuer, filed with the Securities and Exchange Commission on June 19, 2007, the principal executive offices of the Issuer are located at 3 Azrieli Center, Triangular Tower, 43rd Floor, Tel Aviv 67023, Israel.

ITEM 2. IDENTITY AND BACKGROUND.

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     This Statement is being filed by Tao Tsuot Ltd ("Tao"), Harmony (Ben Dov) Ltd. ("Harmony"), Suny, E. Ben-Dov Investments Ltd. ("E. Ben-Dov Investments") and Mr. Ilan Ben Dov.

     Mr. Ben Dov, a citizen of Israel, is principally employed as the chairman of the board of directors of E. Ben-Dov Investments, Harmony and Tao, and as the chief executive officer and the chairman of the board of directors of Suny. Mr. Ben Dov's business address is 46 Ben Zion Galis Street, Petach Tikva, Israel 49277.

     E. Ben-Dov Investments is a private company incorporated under the law of the State of Israel. It is principally engaged in investing. The address of its principal office is 46 Ben Zion Galis Street, Petach Tikva, Israel 49277. E. Ben-Dov Investments is wholly-owned by Mr. Ben Dov.

     Harmony is a private company incorporated under the law of the State of Israel. It is principally engaged in investing. The address of its principal office is 14 Mishmar Hagvul Street, Tel Aviv, Israel 69697. Harmony is wholly-owned by Mr. Ben Dov.

     Suny is a public company incorporated under the law of the State of Israel. Suny's shares are traded on the Tel Aviv Stock Exchange. Mr. Ben Dov, through E. Ben-Dov Investments Ltd., a company wholly-owned by him, owns 68.59% of the shares of Suny Electronics Ltd. Suny Telecom, (1994) Ltd., a wholly-owned subsidiary of Suny, owns 8.57% of Suny's shares and 22.84% of Suny's shares is owned by the public. Suny's principal business is the importation and distribution, through its subsidiaries, of cellular phones. The address of its principal office is 46 Ben Zion Galis Street, Petach Tikva, Israel 49277.

     Tao is a public company incorporated under the law of the State of Israel. Tao's shares are traded on the Tel Aviv Stock Exchange. Mr. Ben Dov beneficially owns 83.27% of the shares of Tao, of which 73.56% are held of record by Mr. Ben Dov and 9.71% are held of record by Harmony, a company wholly-owned by Mr. Ben Dov. Of the remaining outstanding shares of Tao, 16.44% are held by the public and 0.29% are held by Tao's chief executive officer. Tao is a holding company. The address of its principal office is 46 Ben Zion Galis Street, Petach Tikva, Israel 49277.

     During the last five years, none of Mr. Ben Dov, E. Ben-Dov Investments, Harmony, Suny or Tao has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     IPE is the controlling shareholder of the Issuer through its wholly-owned subsidiary PH. On April 10, 2008 Suny entered into an agreement with IPE and PH, for the purchase by Suny of the 19,112,255 Ordinary Shares held by IPH and PH (the "Sale Agreement".)

     Pursuant to the terms of the Sale Agreement, on the closing date of the Sale Agreement, (the "Closing Date"), IPE and PH will transfer to Suny 19,112,255 Ordinary Shares of the Issuer, constituting approximately 50.06% of the Issuer's issued and outstanding Ordinary Shares (not including 5,401,025 treasury shares), and IPE and PH will cease to be shareholders of the Issuer.

     Subsequent to the closing of the Sale Agreement, Suny will hold 23,995,211 of the Issuer's Ordinary Shares, constituting approximately 62.86% of the Issuer's issued and outstanding Ordinary Shares, and Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the aggregate of 33,086,471 Ordinary Shares of the Issuer held of record by Suny, Tao and Harmony, constituting approximately 86.66% of the Issuer's issued and outstanding Ordinary Shares.

     The Sale Agreement is subject to the fulfillment of certain conditions precedent, including: (i) approval of the Sale Agreement by Suny's general meeting of shareholders, (ii) closing of an agreement between the Issuer, IPE and PH for the sale by the Issuer of 100% of the issued and outstanding shares of its wholly owned subsidiary, Petroleum Capital Holdings Ltd. to IPE and PH( the "Petroleum Agreement") and (iii) approval of the transactions by the General Director of the Israeli Antitrust Authority. The Closing Date has been scheduled for the seventh day after the date on which the last of the conditions precedent has been fulfilled.

     In consideration of acquiring the 19,112,255 Ordinary Shares of the Issuer, Suny will on the Closing Date pay IPE and PH an amount equal to the difference between the sum of the monetary assets owned by the Issuer and its monetary liabilities on the Closing Date, with the result being multiplied by 49.987%, plus a control premium of NIS 128 million. The Sale Agreement also includes an adjustment mechanism with respect to the consideration to be paid, subject to various conditions and to limited periods. On a pro forma basis, assuming that the Closing Date was the date the Sale Agreement was executed and further assuming, among other things, that the Petroleum Agreement was executed on that same day, the amount of consideration would have been NIS 741 million, approximately $205,092,720.

     Subsequent to the closing of the Sale Agreement changes may be made in the composition of the board of directors and the management of the Issuer.

     Mr. Ben Dov, E. Ben-Dov Investments, Harmony, Suny and Tao currently do not have any plan or proposal, which relates to or would result in:

          (a) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (b) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (c) any material change in the present capitalization or dividend policy of the Issuer;

          (d) any other material change in the Issuer's business or corporate structure;

          (e) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (f) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (g) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (h) any action similar to any of those enumerated above.

     However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Mr. Ben Dov, E. Ben-Dov Investments, Harmony, Suny and Tao and by Mr. Ben Dov in his capacity as chairman of the board of directors of E. Ben-Dov Investments, Harmony and Tao and as chief executive officer and chairman of the board of directors of Suny.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (A) As of May 14, 2008, and before the consummation of the transaction described in Item 4 above, Mr. Ben Dov, Harmony and Tao are the beneficial owners of 8,974,198 Ordinary Shares, which constitute approximately 23.51% of the issued and outstanding Ordinary Shares, based on 38,178,363 issued and outstanding Ordinary Shares on June 19, 2007, as disclosed in the Issuer's most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 19, 2007.

     Mr. Ben Dov and Harmony are the beneficial owners of 117,062 Ordinary Shares, which constitute approximately 0.31% of the issued and outstanding Ordinary Shares, based on 38,178,363 issued and outstanding Ordinary Shares on June 19, 2007, as disclosed in the Issuer's most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 19, 2007.

     Mr. Ben Dov, E. Ben-Dov Investments and Suny are the beneficial owners of 4,882,956 Ordinary Shares, which constitute approximately 12.79% of the issued and outstanding Ordinary Shares, based on 38,178,363 issued and outstanding Ordinary Shares on June 19, 2007, as disclosed in the Issuer's most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 19, 2007.

     (B) As of May 14, 2008, and before the consummation of the transaction described in Item 4 above, Mr. Ben Dov, Harmony and Tao have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 8,974,198 Ordinary Shares beneficially owned by them.

     Mr. Ben Dov and Harmony have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 117,062 Ordinary Shares beneficially owned by them.

     Mr. Ben Dov, E. Ben-Dov Investments and Suny have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 4,882,956 Ordinary Shares beneficially owned by them.

     (C) Other than the transaction described in Item 4 above, Tao, Harmony, Suny, E. Ben-Dov Investments and Mr. Ben Dov have not effected any transactions in the Ordinary Shares since February 25, 2008.

     (D) No person other than E. Ben-Dov Investments, Harmony, Suny, Tao and Mr. Ben Dov, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (E) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The description of the contemplated purchase of the Ordinary Shares of the Issuer pursuant to the Sale Agreement set forth in Item 4 of this Statement is hereby incorporated by reference in this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1. Joint Filing Agreement

EXHIBIT 2. Agreement with Israel Petrochemical Enterprises Ltd. and
           Petrochemical Holdings Ltd.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2008

                                             E. BEN-DOV INVESTMENTS LTD.

/s/ Ilan Ben Dov                             By: /s/ Ilan Ben Dov
----------------                             --------------------
Mr. Ilan Ben Dov                             Mr. Ilan Ben Dov
                                             Chairman of the Board of Directors


SUNY ELECTRONICS LTD.                        HARMONY (BEN DOV) LTD.

By: /s/ Ilan Ben Dov                         By: /s/ Ilan Ben Dov
--------------------                         --------------------
Mr. Ilan Ben Dov                             Mr. Ilan Ben Dov
Chief Executive Officer and                  Chairman of the Board of Directors
Chairman of the Board of Directors

TAO TSUOT LTD.

By: /s/ Ilan Ben Dov
--------------------
Mr. Ilan Ben Dov
Chairman of the Board of Directors